GXS Corporation Ratio of earnings to combined fixed charges	EXHIBIT 12

	Historical							Pro Forma

						Three Months Ended	Twelve Months Ended	Year Ended	Twelve Months Ended
	Years Ended December 31,					March 31,	March 31,	December 31,	March 31,

	1998	1999	2000	2001	2002	2003	2003	2002	2003

Earnings
Net income	$45,335	$54,730	$67,819	$68,594	$(39,457)	$(6,103)	$(47,490)	$(16,231)	$(17,042)
Income tax expense	22,063	30,868	42,793	49,278	9,858	(1,438)	4,520	(10,642)	(11,173)
Interest expense	2,315	1,597	12,007	5,334	12,200	10,225	21,882	48,928	45,150
Capitalization of interest expense	—	—	—	—	—	(64)	(64)	—	(64)
Amortization of debt discount	—	—	—	—	—	(27)	(27)	(986)	(986)
Amortization of debt issue costs	—	—	—	—	2,326	226	2,552	2,996	2,996
Write-off of deferred financing costs	—	—	—	—	—	5,548	5,548	—	—
Portion of rent expense considered to represent interest (a)	27,583	26,897	18,279	13,032	11,856	2,570	10,463	11,212	10,053
Proportionate share of losses in investee companies and investment write-downs	7,889	7,906	18,759	23,417	4,668	649	5,301	4,668	5,301
Minority interest	—	(358)	(699)	(440)	(545)	(304)	(541)	(304)	(541)

Total earnings	$105,185	$121,640	$158,958	$159,215	$906	$11,282	$2,144	$39,641	$33,694

Fixed Charges
Interest expense	$2,315	$1,597	$12,007	$5,334	$12,200	$10,225	$21,882	$48,928	$45,150
Capitalization of interest expense	—	—	—	—	—	(64)	(64)	—	(64)
Amortization of debt issue costs	—	—	—	—	2,326	226	2,552	2,996	2,996
Amortization of debt discount	—	—	—	—	—	(27)	(27)	(986)	(986)
Write-off of deferred financing costs	—	—	—	—	—	5,548	5,548	—	—
Portion of rent expense considered to represent interest (a)	27,583	26,897	18,279	13,032	11,856	2,570	10,463	11,212	10,053

Total fixed charges	$29,898	$28,494	$30,286	$18,366	$26,382	$18,478	$40,354	$62,150	$57,149

Ratio	3.52	4.27	5.25	8.67	—	—	—	—	—
Fixed charges exceeded earnings by					$25,476	$7,196	$38,210	$22,509	$23,455

(a)  The Company considers one-third of rent expense to represent interest expense.